EXHIBIT 23.2
CONSENT OF ERNST & YOUNG LLP, INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the incorporation by reference in the Registration Statement (Form S-8) pertaining to the Human Genome Sciences, Inc. Employee Stock Purchase Plan and the Human Genome Sciences, Inc. Non-Employee Director Equity Compensation Plan of our reports dated February 23, 2007, with respect to the consolidated financial statements of Human Genome Sciences, Inc., Human Genome Sciences, Inc.’s management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of Human Genome Sciences, Inc. included in its Annual Report (Form 10-K) for the year ended December 31, 2006, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

McLean, Virginia
May 7, 2007